Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Smart IOPS, Inc.
1551 McCarthy Blvd, Suite 208
Milpitas, CA 95035
https://smartiops.com/StartEngine/

Up to $1,069,998.48 in Common CF Stock at $1.86
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Smart IOPS, Inc.
Address: 1551 McCarthy Blvd, Suite 208, Milpitas, CA 95035
State of Incorporation: DE
Date Incorporated: October 23, 2013

Terms:

Equity

Offering Minimum: $9,999.36 | 5,376 shares of Common CF Stock
Offering Maximum: $1,069,998.48 | 575,268 shares of Common CF Stock
Type of Security Offered: Common CF Stock
Purchase Price of Security Offered: $1.86
Minimum Investment Amount (per investor): $498.48

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares.

Amount-Based:

Investor Perk 1 | $1,000+

Invest $1,000+ and receive two coupons for a 10% discount on our High Perf Edition SSDs that are listed on amazon.com. The coupon will be valid for our upcoming SSD series including Gaming Edition and Storage Class Memory Edition when they are listed on amazon.com in the future. All coupons expire after 12 months.

Investor Perk 2 | $2,000+

Invest $2,000+ and receive five coupons for a 10% discount on our High Perf Edition SSDs that are listed on amazon.com. The coupon will be valid for our upcoming SSD series including Gaming Edition and Storage Class Memory Edition when they are listed on amazon.com in the future. All coupons expire after 12 months.

Investor Bonus 1 | $10,000+

Invest $10,000+ and receive everything in Investor Perk 2 plus 5% bonus shares.

Investor Bonus 2 | $25,000+

Invest $25,000+ and receive everything in Investor Perk 2 plus 12% bonus shares. You will also be eligible to receive a black T-Shirt with the SmartIOPS logo and "Smart IOPS Investor" written on the front in orange.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Smart IOPS will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common CF Stock at $1.86/ share, you will receive and own 110 shares of Common CF Stock for $186. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

The Company and its Business

Company Overview

Smart IOPS is an innovative leader in flash-based storage solutions creating new possibilities for current and next-generation data-intensive applications. We are a US company with our main office in Silicon Valley in Milpitas, California, and a wholly owned subsidiary, Smart IOPS (India) Research Center, in Bangalore, India with a primary focus on research and development.

Powered by TruRandom™, Smart IOPS' solid state devices (SSDs) substantially increase IOPS and bandwidth to remove the storage I/O bottlenecks that limit modern data centers and enterprises. So far the Company has 16 patents granted with several more in the pipeline.

Smart IOPS flash storage solutions enable Cloud Service Providers (CSP), High-Performance Computing (HPC), and enterprise data centers to confidently deploy I/O-intensive applications like AI/ML, CDN, Media & Entertainment, OLTP, OLAP, and industry-leading Databases like Oracle, Cassandra, Aerospike, Redis, MongoDB, MySQL, PostgreSQL to name a few, with greater reliability and SLA.

Competitors and Industry

Flash storage industry can be divided into three categories in terms of function: 1) the NAND component companies, 2) the NAND Controller IC companies, and 3) the solutions companies that integrate the NAND flash and Controllers together to sell the Solid State Devices (SSDs) as an end product.

Smart IOPS has invented a NAND controller technology that is created from the ground up over 7-8 years with the goal to deliver the highest random input/outputs and low latency. We did not stop at the Controller technology but went on to develop a complete product with our unique controller coupled with highly fine-tuned firmware, and an enterprise-class PCB design resulting in a world-class enterprise quality SSD. Collectively we refer to our technology and associated intellectual property as TruRandom(R).

There are multiple companies that compete with us in the enterprise SSD space including Samsung, Kioxia, Micron, and Western Digital, as providers of enterprise SSDs.

We provide differentiated industry-leading SSDs in high-margin enterprise segments enabling mission-critical applications, like Databases, AI/ML, OLTP, etcetera where the performance of storage can make a big difference.

Current Stage and Roadmap

We have a fully functional SSD product that was created after 7-8 years of research and development. Our product is sold to large customers including NASA, The Trade Desk, Lexis-Nexis, and China Telecom to name a few. We expect our revenue to grow at a fast pace, given a large and growing enterprise SSD market, following raising sufficient financing to support our sales, marketing, manufacturing, and other operational needs.

In the near future, we are working to deliver a gaming SSD that brings raw performance to the table and is fine-tuned for a smooth gaming experience. In the long term, we are developing a highly integrated solution with the goal to bring storage, computing, and network together to enable *Storage Computing* space. *Storage Computing* is a word that we have coined and can be thought of as computing that operates on large stored data.

The Team

Officers and Directors

Name: Ashutosh K. Das

Ashutosh K. Das's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: October 23, 2013 - Present
  Responsibilities: The CEO has general supervision, direction and control of the business and officers of the corporation. Current salary $156K per year.

- **Position:** Board of Director
  Dates of Service: October 23, 2013 - Present
  Responsibilities: The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation

Name: Radhakrishnan D. Nair

Radhakrishnan D. Nair's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: August 15, 2014 - Present
  Responsibilities: Responsible for general operations of the company. Overall responsibility of Smart IOPS (India) Research Center, Pvt. Ltd. as its Managing Director. Current salary $120K per year.

- **Position:** Board of Directors
  Dates of Service: August 15, 2014 - Present
  Responsibilities: The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation

Name: Manuel d'Abreu

Manuel d'Abreu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior VP and Chief Scientist
  Dates of Service: May 04, 2015 - Present
  Responsibilities: Responsible for intellectual property filing and execution strategy of the company. Working with technical team on the product development. Current salary $48K per year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common CF Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common CF Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the data storage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common CF Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Due to recent rate increases by Federal Reserve, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent

accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have manufactured and sold our PCIe-Gen3 NVMe SSD products in limited quantity. Delays or cost overruns in the development of our PCIe-Gen4 and PCIe-Gen5 SSD products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common CF Stock that an investor is buying has no voting rights attached to them and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that high end Enterprise SSD is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is

important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart IOPS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smart IOPS could harm our reputation and materially negatively impact our financial condition and business.

Supply Chain Risk for Electronic Manufacturer
In 2022, we face several supply chain risks including, electronic component material shortages, component price increases due to material shortages and manufacturing disruptions as a result of climate change and the continuing pandemic, longer lead times due to buffer inventory depletion, and Geopolitical rivalries between China and North America. Being an electronic data storage device manufacturer, We are subject to these risks and our revenue forecast and our operations can be affected in a manner that is not foreseeable due to unpredictable nature of supply chain risk.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ashutosh K. Das	30,006,000	Common Stock	40.8%

The Company's Securities

The Company has authorized Common Stock, Common CF Stock, Smart IOPS NPA March 1, 2020 Convertible Note Round, Smart IOPS NPA October 26, 2020 Convertible Note Round, Smart IOPS NPA April 9, 2021 Convertible Note Round, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 575,268 of Common CF Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 61,666,416 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 4,930,832 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 3,849,418 shares to be issued pursuant to stock options, reserved but unissued.

Common CF Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common CF Stock.

Material Rights

There are no material rights associated with Common CF Stock.

Smart IOPS NPA March 1, 2020 Convertible Note Round

The security will convert into Shares of the company stock that are issued in the next equity financing (as defined below) and the terms of the Smart IOPS NPA March 1, 2020 Convertible Note Round are outlined below:

Amount outstanding: $1,344,284.25
Maturity Date: September 01, 2022
Interest Rate: 4.5%
Discount Rate: 10.0%
Valuation Cap: $45,000,000.00
Conversion Trigger: The principal and unpaid accrued interest of the Notes shall be converted automatically into Conversion Shares upon the closing of the Next Equity Financing (defined below).

Material Rights

Next Equity Financing means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than $2,500,000.00 (including the aggregate amount of all convertible promissory notes converted in connection with such Next Equity Financing) and is intended for the purpose of raising working capital.

Corporate Transaction. If the Notes have not been fully repaid or converted into Conversion Shares pursuant to the Next Equity Financing at the time of a Corporate Transaction (defined below), then each Lender may demand a cash payment from the Company equal to the outstanding principal and accrued interest of the Notes then held by such Lender in full satisfaction of the Company's obligation under such Notes.

Corporate Transaction means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or (iv) first underwritten public offering of shares of capital stock of the Company pursuant to a registration statement filed in accordance with the Securities Act.

Smart IOPS NPA October 26, 2020 Convertible Note Round

The security will convert into Shares of the company stock that are issued in the next equity financing (as defined below) and the terms of the Smart IOPS NPA October 26, 2020 Convertible Note Round are outlined below:

Amount outstanding: $516,416.71
Maturity Date: April 25, 2023
Interest Rate: 4.5%
Discount Rate: 10.0%
Valuation Cap: $46,000,000.00
Conversion Trigger: The principal and unpaid accrued interest of the Notes shall be converted automatically into Conversion Shares upon the closing of the Next Equity Financing (defined below).

Material Rights

Next Equity Financing means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than $2,500,000.00 (including the aggregate amount of all convertible promissory notes converted in connection with such Next Equity Financing) and is intended for the purpose of raising working capital.

Corporate Transaction. If the Notes have not been fully repaid or converted into Conversion Shares pursuant to the Next Equity Financing at the time of a Corporate Transaction (defined below), then each Lender may demand a cash payment from the Company equal to the outstanding principal and accrued interest of the Notes then held by such Lender in full satisfaction of the Company's obligation under such Notes.

Corporate Transaction means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or (iv) first underwritten public offering of shares of capital stock of the Company pursuant to a registration statement filed in accordance with the Securities Act.

Smart IOPS NPA April 9, 2021 Convertible Note Round

The security will convert into Shares of the company stock that are issued in the next equity financing (as defined below) and the terms of the Smart IOPS NPA April 9, 2021 Convertible Note Round are outlined below:

Amount outstanding: $997,973.15
Maturity Date: October 09, 2023
Interest Rate: 4.5%
Discount Rate: 10.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: The principal and unpaid accrued interest of the Notes shall be converted automatically into Conversion Shares upon the closing of the Next Equity Financing (defined below).

Material Rights

Next Equity Financing means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement from which the Company receives gross proceeds of not less than $2,500,000.00 (including the aggregate amount of all convertible promissory notes converted in connection with such Next Equity Financing) and is intended for the purpose of raising working capital.

Corporate Transaction. If the Notes have not been fully repaid or converted into Conversion Shares pursuant to the Next Equity Financing at the time of a Corporate Transaction (defined below), then each Lender may demand a cash payment from the Company equal to the outstanding principal and accrued interest of the Notes then held by such Lender in full satisfaction of the Company's obligation under such Notes.

Corporate Transaction means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or (iv) first underwritten public offering of shares of capital stock of the Company pursuant to a registration statement filed in accordance with the Securities Act.

Series Seed Preferred Stock

The amount of security authorized is 13,282,521 with a total of 11,775,755 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Liquidation Rights: The holders of Series Seed Preferred Stock have certain liquidation preferences. *See Exhibit F for details.*

Conversion Rights: The holders of Series Seed Preferred Stock have certain conversion rights. *See Exhibit F for details.*

What it means to be a minority holder

As a minority holder of Common CF Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,250,000.00
  Use of proceeds: R&D, operations, and sales
  Date: March 01, 2020
  Offering exemption relied upon: Rule 506(d)(1)

- **Type of security sold:** Convertible Note
  Final amount sold: $480,000.00
  Use of proceeds: R&D, operations, and sales
  Date: October 26, 2020
  Offering exemption relied upon: Rule 506(d)(1)

- **Type of security sold:** Convertible Note
  Final amount sold: $925,000.00
  Use of proceeds: R&D, operations, and sales
  Date: April 09, 2021
  Offering exemption relied upon: Rule 506(d)(1)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to December 31, 2020

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Since we started selling our SSD products in 2021, we did not have any revenue for 2020. The revenue for year 2021 was $326,830. During the first half of the 2022 the revenue is $1,011,451. The year 2022 is turning out to be a good year, we have almost tripled our revenue in the first half of this year over the entire last year. We see revenue growth due to customer interest in our high-end SSD products. The enterprise SSDs are usually sold based on benchmarking and it is easier for a new company like ours to sell when decisions are made based on merit.

Cost of sales

Cost of sales in 2021 is $456,724. The Cost of sales has gone up from 2020 by $307,145. Cost of sales in 2021 was higher since we needed to purchase raw electronic components for SSD production.

Gross margins

Our gross profit in 2021 was -$129,894. Part of the reason for our gross profit to be negative in 2021 is because we bought extra raw components to ensure supply of production bill of material (BOM) to de-risk ongoing supply shortage and spent money on buying and manufacturing necessary QA test equipment as well.

Expenses

Year 2021 expenses came out to be $1,354,217 down from $2,430,779 from year 2020. We reduced our expenses significantly in 2021 as compared 2020 due to savings from engineering costs after completion of our first product. We also delayed payment of around $250,000 to our offshore design center until we raise enough cash to de-risk our US operations.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the company was involved mostly in research and development so far. Past cash was primarily generated through equity investments. Our goal going forward is to introduce next-generation PCIe-Gen4 NVMe SSD products and surpass an annual revenue of five million in next two years. In the past we were focused on the completion of product and our cash was generated through either equity investment or convertible note investment. However, since our initial product is complete and shipping to customers, we believe the revenue from sales will increasingly start to contribute to the generated cash.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2022, the Company has capital resources available in the form of $320,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the revenue growth and day to day operations of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for less than 3 months. This is based on a monthly burn rate of around $130K for expenses related to salaries and benefits, rent, R&D cost, and sales related expense.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a monthly burn rate of around $150K for expenses related to salaries and benefits, rent, R&D cost, and sales related expense.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a debt financing from 5 to 10 million dollars. Additonally there are existing investors who have shown interest to invest as part of equity round. We are also pursuing US government funding for two project proposals totalling 113 million dollars that we submitted in partnership with another company.

Indebtedness

- **Creditor:** Note holders of Smart IOPS NPA March 1, 2020 Convertible Notes
  Amount Owed: $1,344,284.25
  Interest Rate: 4.5%

Maturity Date: September 01, 2022
Please see Company Securities section for material terms.

- **Creditor:** Note holders of Smart IOPS NPA October 26, 2020 Convertible Notes
Amount Owed: $516,416.71
Interest Rate: 4.5%
Maturity Date: April 25, 2023
Please see Company Securities section for material terms.

- **Creditor:** Note holders Smart IOPS NPA April 9, 2021 Convertible Notes
Amount Owed: $997,973.15
Interest Rate: 4.5%
Maturity Date: October 09, 2023
Please see Company Securities section for material terms.

Related Party Transactions

- **Name of Entity:** Smart IOPS (India) Research Center
Names of 20% owners: Smart IOPS, Inc.
Relationship to Company: Wholly owned subsidiary of the Smart IOPS, Inc.
Nature / amount of interest in the transaction: Smart IOPS (India) Research Center based in India is a research and development arm of USA based Smart IOPS, Inc. Smart IOPS (India) Research Center performed research and development work for Smart IOPS, Inc. in the past and was paid for the services.
Material Terms: The India based entity is wholly owned subsidiary of the Smart IOPS, Inc. The expenses are paid by Smart IOPS, Inc. to Smart IOPS (India) Research Center for its employee salaries, benefits, rent, and miscellaneous other operational expenses.

Valuation

Pre-Money Valuation: $120,271,173.06

Valuation Details:

Valuation summary. Smart IOPS designs and sells high-end enterprise Solid State Device (SSD) data storage products. We operate in a highly dynamic market that has had 19 exits by large and small companies in the first half of 2022 alone (Source 1). There was similar M&A activity in previous years as well. The most notable acquisition this year in our space is the $3.8 billion Silicon Motion buyout by Maxlinear (Source 2).

Our company valuation of $120 million is based on industry comparisons of exits by similar companies, our full stack solution, intellectual property and technology, past financing, market size, and future growth prospects.

Relevant M&A Comparisons. We have listed below comparable private company acquisitions that were either pre-revenue or had small revenue.

1. Solidfire

- Acquired by: Netapp

- Acquisition Amount: $870M

- Revenue Stage: Revenue stage less than 100M

- Source: https://www.forbes.com/sites/justinwarren/2015/12/21/netapp-acquires-solidfire-for-870-million/?sh=6b53ec966764

2. Virident

- Acquired by: HGST

- Acquisition Amount: $685M

- Revenue Stage: Revenue stage less than 100M

- Source: https://www.forbes.com/sites/petercohan/2013/09/13/western-digital-buys-fast-growing-virident-for-685-million/?sh=dc617657054f

3. Anobit

- Acquired by: Apple

- Acquisition Amount: $500M

- Revenue Stage: No or small revenue

- Source: https://arstechnica.com/gadgets/2011/12/apple-lays-down-half-a-billion-to-secure-its-flash-storage-future/

4. Pliant

- Acquired by: SanDisk

- Acquisition Amount: $327M

- Revenue Stage: No or small revenue

- Source: https://www.businesswire.com/news/home/20110516006005/en/SanDisk-Announces-Agreement-to-Acquire-Pliant-Technology

The above list includes 4 relevant private companies in data storage space that were acquired in the past. Out of these companies, the most notable is Anobit which had developed an SSD controller similar to Smart IOPS and was acquired by Apple for their controller technology. At the time of acquisition, Anobit was a pre-revenue company. Apple acquired Anobit for the SSD controller technology that is relevant for the Apple's SSDs that ship with their laptop and desktop computers. Similar to Anobit, another company Virident also developed an SSD controller and was acquired by HGST (a Western Digital subsidiary). Two other companies Pliant and SolidFire, who both had data storage products, were acquired by SanDisk and NetApp respectively. Looking at the above table, it is evident that a private company that has fully developed SSD controller technology similar to ours is usually valued in a few hundred-million-dollar range. Companies that show initial revenue in $10M to $15M range are valued north of half a billion dollars.

Full stack solution. There are 3 distinct components in an SSD. First, a Controller chip that interfaces with NAND flash ICs on one end and a compute host machine on the other. The Controller is responsible to ensure that the data is stored and retrieved in a reliable manner while delivering IO performance to the host machine. Second, the software (or firmware) that is responsible for handling the Controller chip, implementing various SSD features like interface protocols, and enabling flows and mechanisms. Third, a printed circuit board that holds various components like NAND flash and Controller chips, enables fast data signaling and implements critical enterprise features like data protection against power loss, and comprises of mechanical parts like a heat-sink for thermal cooling.

Smart IOPS has developed technology in all three of the design segments described above. Some other players in the market only have one or two of the building blocks and rely on other providers to build a complete SSD product. We are better positioned as compared to others due to our having a full stack SSD solution.

Technology. Smart IOPS has been granted 16 US Patents with several more in the pipeline. The company has developed a unique technology comprising of chip architecture, firmware, and PCB, collectively known as TruRandom®. Smart IOPS NVMe SSDs have shown through 3rd party industry benchmarks to be superior to other industry products (Source 3).

Past financing. Smart IOPS has raised funding in two equity rounds in the past. Our last equity round was three and a half years back in March of 2019 when the company raised around $6 million dollars at close to $45 million in valuation. Since the last equity round, Smart IOPS has had 15 more patents granted, has completed the SSD product, established production relationships with large contract manufacturers, and has grown sales since last year. Our revenue has grown to over a million dollars in the first half of this year from being in the pre-revenue stage during the last equity financing in 2019. Furthermore, we are getting ready to introduce our next-generation products (PCIe Gen4 and Gaming Edition) later this year which will help continue our performance leadership in the market. Our new valuation of $120 million is reasonable, given the significant progress that we made from our last equity financing round three and a half years back.

Market size. The market for enterprise SSD is currently around $20B and growing rapidly with forecasted market size of $46B by 2030 (Source 4). Our SSDs are in the high-end spectrum of performance and with applications like artificial intelligence, databases, content delivery, and 5G networks, the demand for faster storage is on the rise. It helps us win customer benchmarks against large established players as our SSD is one of the best-performing products in the market in its class. Our valuation takes into account the market size and the performance of our product.

Sources:

Source 1: https://www.storagenewsletter.com/2022/07/01/20-storage-acquisitions-at-mid-2022/

Source 2: https://investors.maxlinear.com/press-releases/detail/467/maxlinear-to-acquire-silicon-motion

Source 3: https://docs.aerospike.com/server/operations/plan/ssd/ssd_certification#pcienvme-based-flash

Source 4: https://www.researchandmarkets.com/reports/5439845/enterprise-ssd-market-by-technology-storage#:~:text=The%20global%20enterprise%20SSD%20market%20was%20valued%20at,data%20constantly%20in%20a%20nonvolatile%20semicon

This pre-money calculation was calculated internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock;

In making this calculation we have not assumed that:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,858,674.11 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*
  94.5%

minimum funds shall be used to pay outstanding bills including monthly mortgage, electricity and phone bills, etc.

If we raise the over allotment amount of $1,069,998.48, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  30.0%
  The R&D funds shall be used for delivering on the next generation roadmap of products including PCIe NVMe Gen4 and Gen5 U.2, E3.S, and AIC cards. Funds shall be used in salaries, benefits, support oversees R&D facility, and prototype builds, and equipment.
- *Marketing*
  20.0%
  Since crowdfunding is marketing and advertisement intensive, Company shall use part of the funds raised to market the fund raising itself. Apart from fund raising, Company shall use the funds to market the products by generating white papers, case studies, engaging 3rd party reviewers, advertisements, website, and conferences, etc.
- *Company Employment*
  30.0%
  Pay US employee salaries and benefits
- *Inventory*
  10.0%
  Buy raw electronic components to shorten the lead times and generate inventory of finished goods product.
- *Working Capital*
  4.5%
  Working capital to pay for various needs including rent, office supplies, and miscellaneous expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://smartiops.com/StartEngine/ (www.smartiops.com/investor/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smartiops

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Smart IOPS, Inc.

[See attached]

SMART IOPS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Smart IOPS, Inc.
Milpitas, California

We have reviewed the accompanying financial statements of Smart IOPS, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 2, 2022
Los Angeles, California

SMART IOPS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	454,526	$	704,907
Acccounts Receivable, net		102,300		-
Inventories		340,215		154,467
Prepaids and Other Current Assets		13,882		13,882
Total Current Assets		**910,923**		**873,257**
Property and Equipment, net		31,216		43,931
Intangible Assets		100,104		96,302
Total Assets	**$**	**1,042,243**	**$**	**1,013,489**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	41,149	$	41,110
Credit Card		5,718		1,830
Due to Related Parties		24,687		77,750
Other Current Liabilities		900		948
Total Current Liabilities		**72,454**		**121,638**
Promissory Notes and Loans		289,951		144,976
Convertible Note		1,940,000		530,000
Accrued Interest on Convertible Note		73,208		12,450
Total Liabilities		**2,375,613**		**809,064**
STOCKHOLDERS EQUITY				
Common Stock		5,289		5,287
Series Seed Preferred Stock		1,178		1,178
Additional Paid in Capital		10,624,168		10,602,903
Retained Earnings/(Accumulated Deficit)		(11,964,004)		(10,404,942)
Total Stockholders' Equity		**(1,333,370)**		**204,425**
Total Liabilities and Stockholders' Equity	**$**	**1,042,243**	**$**	**1,013,489**

See accompanying notes to financial statements.

SMART IOPS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	326,830	$	-
Cost of Goods Sold		456,724		149,579
Gross profit		(129,894)		(149,579)
Operating expenses				
General and Administrative		1,273,202		2,346,831
Sales and Marketing		81,015		83,948
Total operating expenses		1,354,217		2,430,779
Operating Income/(Loss)		(1,484,111)		(2,580,358)
Interest Expense		73,366		12,556
Other Loss/(Income)		1,584		(20,509)
Income/(Loss) before provision for income taxes		(1,559,061)		(2,572,405)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(1,559,061)**	**$**	**(2,572,405)**

See accompanying notes to financial statements.

SMART IOPS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	52,692,760	**$ 5,269**	11,775,755	**$ 1,178**	**$ 10,202,242**	**$ (7,832,537)**	**$ 2,376,152**
Issuance of Stock	180,906	18			399,988		400,006
Shared-based compensation					673		673
Net income/(loss)						(2,572,405)	(2,572,405)
Balance—December 31, 2020	52,873,666	5,287	11,775,755	1,178	10,602,903	$ (10,404,942)	**$ 204,425**
Issuance of Stock	12,500	1	-	-	19,015		19,017
Shared-based compensation					2,249		2,249
Net income/(loss)						(1,559,061)	(1,559,061)
Balance—December 31, 2021	**52,886,166**	**$ 5,289**	**11,775,755**	**$ 1,178**	**$ 10,624,168**	**$ (11,964,004)**	**$ (1,333,370)**

See accompanying notes to financial statements.

SMART IOPS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(1,559,061)	$ (2,572,405)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		12,715	12,715
Amortization of Intangibles		13,426	11,703
Share-based Compensation		2,249	673
Changes in operating assets and liabilities:			
Acccounts receivable, net		(102,300)	38,488
Inventories		(185,748)	-
Prepaids and Other Current Assets		-	245,106
Accounts Payable		38	(71,891)
Credit Card		3,889	(5,774)
Other Current Liabilities		(48)	(7,304)
Accrued interest on Convertible Note		60,758	12,450
Due to related parties		(53,063)	77,750
Net cash provided/(used) by operating activities		**(1,807,146)**	**(2,258,489)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	(28,933)
Purchases of Intangible Assets		(17,227)	(26,794)
Net cash provided/(used) in investing activities		**(17,227)**	**(55,727)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance of Stock		19,017	400,006
Borrowing on Promissory Notes and Loans		144,975	144,976
Borrowing on Convertible Notes		1,410,000	530,000
Net cash provided/(used) by financing activities		**1,573,992**	**1,074,982**
Change in Cash		(250,382)	(1,239,235)
Cash—beginning of year		704,907	1,944,142
Cash—end of year	**$**	**454,526**	**$ 704,907**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	73,366	$ 12,556
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Smart IOPS Inc. was incorporated on October 23, 2013, in the state of Delaware. The financial statements of Smart IOPS Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Milpitas, California.

Smart IOPS sells high-end data storage products in a large high-growth, high-margin, and enterprise SSD electronic storage market. Company has developed a novel technology called TruRandom® Technology after eight years of R&D with fifteen granted patents and several patents in various stages of approval. Smart IOPS' SSD product lines called Data Engine™ and Unobtanium™ use the proprietary TruRandom® technology to offer unprecedented performance and quality to its customers. Smart IOPS' high-end SSD products are used by datacenters and enterprise customers all over the world to run mission critical applications related to AI/ML, Databases, Online Transaction Processing, and Content Delivery Network, etc. Smart IOPS' customers include large companies and institutions like NASA, Verizon Media, The Trade Desk, LexisNexis, among others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $204,526 and $454,907, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees.

Income Taxes

Smart IOPS, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of high-end data storage products.

Cost of sales

Costs of goods sold include the cost of equipment sold, engineering development costs and engineering professional expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $81,015 and $83,948, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 2, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	154,467	154,467
Raw materials	185,748	-
Total Inventories	**$ 340,215**	**$ 154,467**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid rent	13,882	13,882
Total Prepaids and Other Current Assets	**$ 13,882**	**$ 13,882**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2021		2020
Payroll payable		188		948
Other current liabilities		713		
Total Other Current Liabilities	**$**	**900**	**$**	**948**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Equipment	$	63,573	$	63,573
Property and Equipment, at Cost		**63,573**		**63,573**
Accumulated depreciation		(32,357)		(19,643)
Property and Equipment, Net	**$**	**31,216**	**$**	**43,931**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $12,715 and $12,715, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	134,255	$	117,028
Intangible assets, at cost		**134,255**		**117,028**
Accumulated amortization		(34,152)		(20,726.22)
Intangible assets, Net	**$**	**100,104**	**$**	**96,302**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $13,426 and $11,703, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Expense
2022	$	(13,426)
2023		(13,426)
2024		(13,426)
2025		(13,426)
Thereafter		(46,401)
Total	**$**	**(100,104)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 75,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 52,886,166 shares and 52,873,666 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 13,282,521 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 11,775,755 shares of Preferred Stock have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2013, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 12,500,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	2,543,000	$ 0.00	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	2,543,000	$ 0.00	8.18
Exercisable Options at December 31, 2020	2,543,000	$ 0.00	8.18
Granted	2,126,333	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	4,669,333	$ 0.00	7.18
Exercisable Options at December 31, 2021	4,669,333	$ 0.00	7.18

Stock option expenses for the years ended December 31, 2021 and December 31, 2020 were $2,249 and $673, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

				For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Bank of America - SBA PPP loan	$ 144,976	1.00%	5/1/2020	$ 1,450	$ 1,450	$ -	$ 144,976	$ 144,976	$ 1,450	$ 1,450	$ -	$ 144,976	$ 144,976
Bank of America - SBA PPP loan	$ 144,975	1.00%	3/12/2021	$ 1,450	$ 1,450	$ -	$ 144,975	$ 144,975	$ -	$ -	$ -	$ -	$ -
Total				$ 2,900	$ 2,900	$ -	$ 289,951	$ 289,951	$ 1,450	$ 1,450	$ -	$ 144,976	$ 144,976

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes (various lenders)	$ 530,000	4.50%	2020	2023	23,850	36,300	-	530,000	566,300	12,450	12,450	-	$ 530,000	542,450
2021 Convertible Notes (various lenders)	$1,410,000	4.50%	2021	2024	36,908	36,908	-	1,410,000	1,446,908	-	-	-		-
Total	$ -				$ 60,758	$ 73,208	$ -	$ 1,940,000	$ 2,013,208	$ 12,450	$ 12,450	$ -	$ 530,000	$ 542,450

The convertible notes are convertible into Common Shares at a conversion price. The conversion price shall mean the lesser of (i) the product of the price paid per share for Equity Securities by the investors in the Next Equity Financing, multiplied by 0.9, and (ii) the quotient of $50,000,000.00 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the date of the First Closing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than (i) the Notes and (ii) outstanding convertible promissory notes). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(465,224)	$	(756,369)
Valuation Allowance		465,224		756,369
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,769,572)	$	(1,304,348)
Valuation Allowance		1,769,572		1,304,348
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,930,201, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,930,201. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In the past, the Company had transactions with its wholly owned subsidiary in India, Smart IOPS (India) Research Center, Pvt. Ltd. The total amount due to this related party amounted to $24,687 and $77,750 as of December 31, 2021 and December 31, 2020, respectively.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 11, 2017, the Company entered into a lease contract with Balch II LLC to rent premises located in Milpitas, California. The base rent is $4,081 (until July 31, 2022, $3,982) and the lease ends on July 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 48,279
2023	28,567
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 76,846**

Rent expenses were in the amount of $52,939 and $59,692, as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through June 2, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,484,111, an operating cash flow loss of $1,807,146, and liquid assets in cash of $454,526 which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SmartIOPS

Making Data Alive™


SmartIOPS
Making Data Alive™
HIGH CAPACITY
HIGH PERFORMANCE
STORAGE CLASS MEMORY

Website · Milpitas, CA · TECHNOLOGY

$0.00 raised

0 Investors	$120M Valuation
$1.86 Price per Share	$498.48 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

OVERVIEW

In today's world - Data is king

Solid State Devices (SSDs) seemingly are the technology of choice for applications that need fast storage access - like NASA's servers that need to sift through a large amount of data to search for new exo-planets, or a bank's fraud protection software that needs to access data quickly to decide if the incoming credit-card transaction is genuine. At Smart IOPS, we accelerate data storage and analysis in an efficient and cost-effective manner

Designing and producing high-end enterprise class SSDs, we think of ourselves as the elite sports car company of the data storage industry. Our patented, novel TruRandom® technology enables a high number of random IO operations possible - to not only store terabytes of data, but do it with remarkably low IO latency (or delay). Our internal research shows that our technology can deliver superior latency with high random IO performance.


Data is king and our TruRandom® technology can deliver
SUPERIOR LATENCY
Data Engine T2 HP
Data Engine T2 HC
Data Engine T2 LL

Why is random IO so important? When many isolated data accesses converge on a single storage node - like when many people simultaneously try to shop for different items - the data access pattern looks very random.

If a storage device can deliver higher random read/write accesses while keeping the delays in check, the performance of the overall computing system improves.

THE PROBLEM

IO accesses have been lagging


Your computer performs great!
UNLESS YOU TRY TO ACCESS
DATABASES
MACHINE LEARNING
DATA ANALYTICS
....then it feels really slow...

In the computer arena, the speed of Input/Output (IO) access to data storage lagged, according to our research. Arguably too much focus has been given on CPU performance, however there are many applications whose performance are largely limited by slow IO accesses - such as databases, machine learning, data analytics, etc.

As a result, the current SSD products in the market result in a sub-par system, leaving much performance on the table.

This is why we are enabling improved product offerings for companies building solutions that require rapid and reliable access to data.

THE SOLUTION

Focused on speed, consistency, and random IO accesses

We strive to deliver top-notch NVMe (Non Volatile Memory express, a fast PCIe based interface) SSD performance and enable our customers the power to transform their business with our Data Engine™ PCIe NVMe SSDs.

Our enterprise class SSDs are capable of pushing 1.7 million random read IOPS. Moreover, we plan to deliver our next generation SSD product in the future that should almost double the random read IO performance. Our random write IO performance of 600,000 is one of the best in the industry as far as we know. We think this puts our product on a whole other level. **We are not aware of any product in the same class that can do this kind of IO performance and low latency in the market anywhere.**

Smart IOPS wants to solve a wide range of storage performance challenges for our customers. Directly plugged into the motherboard PCIe slot - our Data Engine™ NVMe SSDs are backwards compatible, offer extremely high performance per square inch and deployed in high-end enterprise grade servers with PCIe slots.

To put that into perspective, for this level of performance, data centers and enterprises would spend a fortune on storage arrays and high-performance computing servers to enable faster data storage and analysis, according to our research. Our Data Engine™ SSDs enable better performance in a cost-effective manner with a much smaller footprint.

Our Unobtanium™ FN Storage Class memory is a card that comes in 800 GB, 1.6 TB, and 3.2 TB capacities. This drive is categorized as storage class memory - thanks to its incredibly low latency - making the drive absolutely top notch in our view.


Capable of pushing
1.7M RANDOM READ IOPS
SmartIOPS
1.7 MILLION IOPS
while serving the
LOWEST LATENCY

Furthermore, we are planning in our roadmap to introduce a new category of high-end SSD geared towards the media & entertainment and high-end gaming market. Stay tuned for the announcement.

We have a business model similar to other major data storage companies, however, what makes us unique is our proprietary controller technology and our highly fine-tuned firmware that enables higher performance, better quality, and greater ROI in our view.


truRandom technology
16 PATENTS GRANTED
Several more in pipeline
PCB and Thermal
Controller
Firmware
Driver

We believe our truRandom® technology takes Smart IOPS' SSDs to even higher peaks of performance. It reduces input/output access latency and increases the number of random input/output operations of the data storage drives.

The truRandom® technology comprises a full turn-key solution from the ground-up including robust printed circuit board (PCB) and thermal heat-sinks, our proprietary high performance controller, a highly fine tuned firmware, and the associated drivers. We have 16 patents granted and several more in the pipeline. Our company continues to innovate with the goal of bringing better storage products to the market in terms of quality and performance.

THE MARKET

Storage market is forecasted to grow for the next several years

The data storage demand is on a massive rise over the past few years, which is expected to witness an increasing trend over the forecast period as well. The SSD market was valued at $34.86 billion in 2020, expecting to hit $90.10 billion by 2026 at a CAGR of 17.2% (source).

Not to mention, the global Enterprise SSD market size was valued at $17.85 billion in 2020, and is projected to reach $46.89 billion by 2030 at a CAGR of 10.2% (source).

We address quite a few markets, which makes sense when it comes to our revenue thus far.


BLAZINGLY FAST
High Performance Data Engine™ NVMe SSD
BIG DATA HAS MET ITS MATCH.
High Capacity Data Engine™ NVMe SSDs
SCIENTIFICALLY IMPOSSIBLE?
Unobtanium™ FN Storage Class Memory
High Performance
High Capacity
Low Latency

We think we stand out in the market because of our focus on the high-end data storage market segment - think back to us as the elite sports car of storage. Because this segment seemingly poses a high barrier to entry for competition, it has the potential to command higher margins.

According to our research, most SSD vendors happen to also be NAND chip manufacturers, so naturally, their goal is to sell more NAND devices. Unlike them, we believe Smart IOPS solves a wider array of performance challenges.

That means...

- Our truRandom® technology offers uncompromising quality and performance
- Our SSD products are painstakingly fine-tuned for enterprise applications like databases
- Our storage modules are free to use best NAND ICs
- We are passionate about delivering the winning products

OUR TRACTION

Growing list of marquee customers and partners

Smart IOPS started generating revenue in 2021, and our products have been purchased by large companies and organizations like NASA, Oakridge National Lab, Verizon Media, The Trade Desk, Threat Matrix (part of LexisNexis), among others.


Our products have already been
PURCHASED BY

Our drive performance is vetted by a 3rd party database company called Aerospike. They found our drive to be the best performing in its class. The independent evaluation conducted by the Aerospike team demonstrated that our drives yielded the highest performance in terms of number of transactions per second (TPS) while serving low latency (source).


ACT BENCHMARK RESULTS
TRANSACTIONS PER SECOND
Speed in Transactions/Second
1.2M
1M
800K
600K
400K
200K
0
SmartIOPS DataEngine 12.8TB
SmartIOPS DataEngine 6.4TB
SmartIOPS DataEngine 3.2TB
WD Ultrastar DC SN840 3.2TB
Micron 9300 Max 6.4TB
Intel P5510 7.68TB
Kioxia CM6-v 3.2TB
Kioxia CM6-v 1.6TB

We are qualified on AutoDesk Flame software used for media and entertainment graphics editing as a stand-alone SSD product due to our quality and performance (source).


PARTNERS ACROSS THE GLOBE

Over the course of many years we have formed partnerships across the globe with key distributors, manufacturers, component suppliers, and sales partners. There is also a lot of work done to develop equipment and software automation for QA and validation of our products prior to shipping. We are committed to maintaining and improving our operational excellence to supply high-quality products to our customers.

We are mindful of the fact that quality sells. That's why we specifically architected our storage controller for high random IO accesses coupled with a fine-tuned firmware. The result is our Data Engine™ series of SSD products that are currently selling. With this scalable design, we think we are well positioned to be one of the leaders in the market with potential to grow.

We go beyond vanilla when it comes to solid state drives – we go truRandom®.

WHY INVEST

Data is growing exponentially

And with that, the need for storing, accessing, and analyzing the data in a meaningful way is also growing. We see ourselves becoming one of the pillars in the electronic data storage segment. Heading in that direction, we are working on a new paradigm called Storage Computing. To us, it's the natural next phase, addressing any computation that utilizes large amounts of data that can't easily be stored on a processor's DRAM.

We wish to bring to the enterprises and data-centers a cohesive and cost-effective infrastructure solution that is distributed, scalable, and integrated with data related compute needs. Our product is selling to a diverse and prominent customer base, and we believe we have the potential for growth. We not only want to help make better storage more accessible, but also hope to make good returns for our investors.


HIGH PERFORMANCE STORAGE
Developed by technology experts

Please visit www.smartiops.com for more information about our company.

Meet Our Team



Ashutosh Das

President, CEO and Director

Mr. Das is founder and CEO of Smart IOPS. Prior to forming Smart IOPS, he held the position of Director of Advanced Technology at Juniper Network. While in Juniper Mr. Das was responsible for putting together next generation of IC technology team focused on delivering next generation of networking ICs. Mr. Das has over 28 years of industry experience. Previously Mr. Das was engaged in the formation of two other companies. Apart from his business acumen, Mr. Das brings deep understanding and knowledge of designing complex systems spanning across multiple discipline, and deliver the completed product to market. Througout his career Mr. Das has been involved in pioneering projects in Intel, Sun Microsystems, Nexsi Systems, Juniper Networks, to name a few. Mr. Das has been granted several paents and holds a Master of Science degree in Electrical Engineering from Arizona State University.



Manuel D'Abreu

Senior VP and Chief Scientist

Dr. d'Abreu is the co-founder and SVP R&D at Smart IOPS. An IEEE Life Fellow before founding Smart IOPS, Dr. d'Abreu was a senior Fellow at AMD and SanDisk, where most recently at the company's Corporate Engineering organization he applied his expertise in memory management and error correction. Dr. d'Abreu has more than 40 years of experience in the semiconductor industry. His experience and expertise spans the system-on-chip and system-in- package design, test and manufacturing disciplines, Signal processing, Fault Tolerant Computing, as well as flash storage technology and coding theory. As an active member of the professional high tech community, he is a special advisor to the National Science Foundation and an Adjunct Professor at Santa Clara University. His work has been published at more than 50 technical conferences and in industry technical journals. He has been granted 45 patents. He holds a Ph.D. from the University of Texas at Austin.



Radhakrishnan (RK) Nair

Chief Operating Officer and Director

Prior to co-founding Smart IOPS, Mr. Nair served as Director of Systems Engineering at SanDisk. Mr. Nair has extensive experience in developing flash memory-based systems and holds several patents in computer and storage systems. Mr. Nair has over 28 years of experience developing storage systems, microprocessors and ASICs, and hundreds of millions of units of such products have been sold globally. His prior experience includes engineering leadership at Micron, HAL Computer Systems, S3 and C-DoT. Mr. Nair is a mentor to several start-ups that have successfully evolved into revenue and volume production. Mr. Nair received a B.S. in Electronics and Communication Engineering from University of Kerala, and M.S. in Electrical Engineering from Stanford University.

Offering Summary

Company	Smart IOPS, Inc.
Corporate Address	1551 McCarthy Blvd, Suite 208, Milpitas, CA 95035
Offering Minimum	$9,999.36
Offering Maximum	$1,069,998.48
Minimum Investment Amount (per investor)	$498.48

Terms

Offering Type	Equity
Security Name	CF Common Stock
Minimum Number of Shares Offered	5,376
Maximum Number of Shares Offered	575,268
Price per Share	$1.86
Pre-Money Valuation	$120,271,173.06

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares.

Amount-Based:

Investor Perk 1 | $1,000+

Invest $1,000+ and receive two coupons for a 10% discount on our High Perf Edition SSDs that are listed on amazon.com. The coupon will be valid for our upcoming SSD series including Gaming Edition and Storage Class Memory Edition when they are listed on amazon.com in the future. All coupons expire after 12 months.

Investor Perk 2 | $2,000+

Invest $2,000+ and receive five coupons for a 10% discount on our High Perf Edition SSDs that are listed on amazon.com. The coupon will be valid for our upcoming SSD series including Gaming Edition and Storage Class Memory Edition when they are listed on amazon.com in the future. All coupons expire after 12 months.

Investor Bonus 1 | $10,000+

Invest $10,000+ and receive everything in Investor Perk 2 plus 5% bonus shares.

Investor Bonus 2 | $25,000+

Invest $25,000+ and receive everything in Investor Perk 2 plus 12% bonus shares. You will also be eligible to receive a black T-Shirt with the SmartIOPS logo and "Smart IOPS Investor" written on the front in orange.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Smart IOPS will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common CF Stock at $1.86/ share, you will receive and own 110 shares of Common CF Stock for $186. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Complex data that runs companies, protects finances, and entertains us at home, requires powerful drives and storage.

The more complicated the data, the more processing power and speed is required from drives.

Humans are currently creating 2.5 quintillion new data bytes every day. If each of those data bytes were a penny they would cover the Earth 5 times over.

We need fast, reliable, high performance storage devices more than ever if we want to keep our world running smoothly.

We are Smart IOPS. We design and manufacture enterprise grade solid state drives (or SSDs) for customers like NASA, Verizon, and LexisNexis.

Over the last 8 years we have developed a new technology called TruRandom that powers our SSDs.

Unlike consumer SSDs, our SSDs are designed for datacenters and enterprises where performance and quality matters.

According to a 3rd party industry benchmark, Smart IOPS has the best performing Enterprise SSDs.

The Smart IPOS team has vast domain knowledge in storage industry.

We have 16 patents awarded, with several more in the pipeline to protect our intellectual property

Companies all over the world rely on our drives to monitor for fraud, keep video content streaming, and help government organizations fulfill their missions.

Enterprise SSD market is approximately $20B per year and is estimated to grow to $46B per year by 2030.

This year we've already seen a 300% increase in revenues in the first half of this year compared to the whole of last year.

Our SSDs can handle highly complex data requests without sacrificing speed or performance.

We strive to be the best in the storage industry, and can be compared to an elite sports car.

That's why we're trusted by customers like NASA, The Trade Desk, and China Telecom.

Our next plans include ramping up our manufacturing capabilities, gaining customers in large data centers and enterprises, and continuing to develop our leading-edge technology.

Help create a data infrastructure that is ready to meet the challenges of our future. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SMART IOPS, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF SEPTEMBER, A.D. 2022, AT 4:44 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1855

5420300 8100
SR# 20223465800

Authentication: 204356540
Date: 09-09-22

SMART IOPS, INC.

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Smart IOPS, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of the Corporation is Smart IOPS, Inc. The Corporation was originally incorporated pursuant to the General Corporation Law on October 23, 2013 under the name Smart IOPS, Inc.

2. The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> RESOLVED, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Third Amended and Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law and has been duly approved by the written consent of the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

IN WITNESS WHEREOF, Smart IOPS, Inc. has caused this Third Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this 7th day of September, 2022.

By: ______________________
Ashutosh Das, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 09/07/2022
FILED 04:44 PM 09/07/2022
SR 20223465800 - File Number 5420300

Exhibit A

SMART IOPS, INC.

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Smart IOPS, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, in the City of Dover, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III: DEFINITIONS.

As used in this Third Amended and Restated Certificate of Incorporation (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least twenty-five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Corporation's Board of Directors ("***Board***") in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Original Issue Price***" means $0.5977 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 98,282,521, consisting of (a) 75,000,000 shares of Common Stock, $0.0001 per share ("***Common Stock***"), (b) 10,000,000 shares of Common CF Stock, $0.0001 per share ("***Common CF Stock***"), and (c) 13,282,521 shares of Preferred Stock, $0.0001 per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK AND COMMON CF STOCK

The following rights, powers, privileges and restrictions, qualifications, and limitations apply to the Common Stock and/or Common CF Stock, as indicated below.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock and the Common CF Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

The Common CF Stock shall be non-voting and holders of the Common CF Stock shall not have the right to vote on any matters put to a stockholder vote.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock or Common CF Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock and Common CF Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of

Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock and Common CF Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock or Common CF Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock or Common CF Stock, as applicable, are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) redeem or repurchase any shares of Common Stock, Common CF Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(c) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock, Common Stock or Common CF Stock; or

(d) increase or decrease the number of directors of the Corporation.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial

{00200634.DOC;1 }

Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common

Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

{00200634.DOC;1 }

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, (the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock or Common CF Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock or Common CF Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock, Common CF Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock, Common CF Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 6, 2022.

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022

versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+

customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two

premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Vantage Sports
Vantage Sports | *Play it Forward*
https://www.vantagesports.com

Description of Business
Vantage Sports is a marketplace connecting college athletes to youth athletes, whether it's private sports training or advice on the college recruiting process. Our platform gives college athletes an opportunity to earn income, while passing their skills and knowledge of the game to the next generation. We are currently in the market regionally with our service and plan to expand nationally.

Reasons to Invest

- As the NIL has begun allowing college athletes to earn a profit, we believe we are one of the early leaders in a brand new market, already working with 500+ college athletes at top SEC and ACC schools and have established a partnership with INFLCR as part of their global exchange program. (source)
- The youth and high school sports industry was a $15 billion industry in 2017 and via our marketplace model, we strive to command a large percentage of that. (source)
- We believe we are uniquely positioned to own a large share of the vertical of sports training market, building a platform for an extremely broad range of nearly 500,000 college athletes to start earning income.

Team
Matthew Perper: Technical Co Founder, LinkedIn
Patrick Johnson: Co-Founder and CEO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We

have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Verispellis
Verispellis | *ONE SKI AT YOUR CONTROL FOR ALL CONDITIONS.*
https://www.verispellis.com

Description of Business
Verispellis is a high-tech, active ski and snowboard platform that allows the user to "tune" ski performance based on weather and snow conditions and performance objectives. We believe we are creating one of the first major technology innovations since parabolic skis and deeper side-cuts in the 90s. With three patents, a fourth patent underway, and a 4th generation prototype, we anticipate targeting commercial introduction for the 2022/2023 ski season.

Reasons to Invest

- We have created one of the first pairs of skis / snowboards instrumented with digital, electronics & metallurgical technology to change physical performance characteristics on demand.
- The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).
- Led by an experienced team with previous exits and deep industry knowledge.

Team
Ara Nazarian: President, LinkedIn
Edward Rodriguez: Treasurer, LinkedIn

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.

- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn
Stellaris
Stellaris | *Smart Photovoltaic Windows*
https://www.clearpower.energy

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar

photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

–

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*
https://drysee.com

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn

Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing

field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and

has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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